

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Jessica T. Graziano
Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, Connecticut 06902

Re: United Rentals, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed January 29, 2020
File No. 001-14387

Dear Ms. Graziano:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview
EBITDA GAAP Reconciliations, page 24

1. On page 26 you disclose margins for "EBITDA" and "adjusted EBITDA." Please present with equal or greater prominence the comparable margins computed on a GAAP basis wherever these non-GAAP margins are presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services